[redacted]

09055781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2009
Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65247 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRILLIUM TRADING, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 FIELDCREST AVENUE
(No. and Street)

EDISON (City) NJ (State) 08817-7807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA CUCCINIELLO (732) 417-9290
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DRIVE (Address) PRINCETON (City) NJ (State) 08540 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DIANA CUCCINIELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRILLIUM TRADING, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 3, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WS+B



# TRILLIUM TRADING, LLC

## Statement of Financial Condition

## December 31, 2008

## With Independent Auditors' Report

**Trillium Trading, LLC**
**Table of Contents**
**December 31, 2008**

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

## Independent Auditors' Report

To the Managing Members,
Trillium Trading, LLC

We have audited the accompanying statement of financial condition of Trillium Trading, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trillium Trading, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC.

Princeton, New Jersey
February 16, 2009

## Trillium Trading, LLC
## Statement of Financial Condition
## December 31, 2008

### Assets

| | |
|---|---|
| Cash and cash equivalents | $ 8,042,635 |
| Receivable from broker-dealer and clearing organization | 112,717 |
| Securities owned by the Company - at market value | 29,692,816 |
| Prepaid expenses | 86,005 |
| Property, plant and equipment, net | 432,898 |
| Goodwill | 2,696,119 |
| Other assets | 285,508 |
| | $ 41,348,698 |

### Liabilities and Members' Equity

| | |
|---|---|
| Securities sold by the Company, not yet purchased - at market value | $ 7,052,685 |
| Accounts payable and accrued expenses | 502,519 |
| Due to members | 2,521,415 |
| Due to clearing organization | 8,167,866 |
| Due to affiliates | 185,154 |
| Total liabilities | 18,429,639 |
| Members' equity | 22,919,059 |
| | $ 41,348,698 |

The Notes to Financial Statements are an integral part of this statement.

## 1. Organization and Summary of Significant Accounting Policies

**Nature of Business**
Trillium Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New Jersey limited liability company and has operating locations in New Jersey, New York and Florida.

**Accounting Basis**
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

**Cash and Cash Equivalents**
Cash and cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

**Revenue Recognition**
The Company trades for its own account. Revenue from its proprietary securities transactions is recognized on a trade-date basis.

**Marketable Securities**
Securities owned and securities sold, not yet purchased, are stated at quoted market values and realized and unrealized gains and losses are included in total revenue.

**Property, Plant and Equipment**
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation of computer equipment, furniture and fixtures is calculated on an accelerated basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Computer software is amortized on a straight line basis using an estimated useful life of three years. Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Income Taxes**
Federal and state income taxes have not been provided for, as Members are individually liable for their own tax payments.

The Company, in accordance with Financial Accounting Standards Board (FASB) Financial Staff Position FIN 48-3, has deferred the application of FIN 48, "Accounting for Uncertainty in Income Taxes" until its first fiscal year beginning after December 15, 2008. The Company's accounting policy is to evaluate uncertain tax positions in accordance with FASB No. 5 "Accounting for Contingencies"

**Goodwill**
The Company evaluates the recoverability of goodwill on an annual basis or in certain circumstances as required under Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. An impairment loss would be recognized if the fair value or the estimated future cash flows expected to result from the use of the assets, including disposition, is less than the carrying value of the asset.

**2. Related Party Transactions**

The Company incurred $680,429 in occupancy costs and shared office expenses from an affiliate on a month-to-month basis, a liability of $59,314 remains due at December 31, 2008. This affiliate also reimbursed the Company salary, rent, and other shared expenses during 2008. As of December 31, 2008, $112,717 is included as a receivable to the Company.

The Company incurred costs for services from an affiliated broker-dealer. A liability of $125,840 remains due at December 31, 2008.

**3. Property, Plant and Equipment**

Property, plant and equipment, at cost, consist of the following:

| | |
|---|---|
| Computer equipment | $ 471,566 |
| Furniture and fixtures | 28,433 |
| Leasehold improvements | 42,599 |
| Computer software | 209,112 |
| Automobiles | 13,729 |
| | 765,439 |
| Less: accumulated depreciation and amortization | 332,541 |
| | $ 432,898 |

**4. Goodwill**

In 2003, the Company acquired fixed assets and assumed certain liabilities of Heartland Securities Corp. The excess of the purchase price over the fair value of the net assets acquired, $2,696,119, is accounted for as goodwill under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. During the year ended December 31, 2008, the Company completed their annual impairment test which indicated no impairment for goodwill.

**5. Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and securities sold, not yet purchased, consist of equity securities and are subject to margin requirements. The margin account is interest bearing.

**6. Financial Instruments Held or Issued for Trading Purposes**

During 2008, the Company's trading activities included equities. All instruments are reported at market value and realized and unrealized gains and losses are reflected in total revenue.

**7. Members' Equity**

The Company has two classes of members: Members and Class T Members. Class T Members have no voting rights. As of December 31, 2008, the members' equity of $22,919,059 represents the equity of the Members.

**8. Concentrations of Credit Risk**

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

**9. Risks and Uncertainties**

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

**10. Commitment**

The Company has an obligation under operating lease agreements for New Jersey and Florida office spaces, expiring 2012 and 2009, respectively. Future annual rental payments under the operating leases are due as follows:

| | |
|---|---|
| 2009 | $ 208,067 |
| 2010 | 209,367 |
| 2011 | 213,935 |
| 2012 | 35,783 |
| | $ 667,152 |

**11. Net Capital Requirement**

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $14,851,890, which was $14,093,426 in excess of its required net capital of $758,464.

**12. Marketable Securities – Fair Value Information**

Pursuant to the requirements of SFAS 157, *Fair Value Measurements*, which is effective for years beginning after November 15, 2007, the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. The following table summarizes assets (liabilities) which have been accounted for at fair value on a recurring basis as of December 31, 2008, along with the basis for the determination of fair value:

| | Total | Quoted Prices in Active Markets (Level One) |
|---|---|---|
| Securities owned by the Company | $ 29,692,816 | $ 29,692,816 |
| Securities sold by the Company, not yet purchased | (7,052,685) | (7,052,685) |
| | $ 22,640,131 | $ 22,640,131 |

For applicable assets and liabilities subject to this pronouncement, the Company will value such assets and liabilities using quoted market prices in active markets for identical assets and liabilities to the extent possible.

**13. Retirement Plan**

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after three months of service with the Company and must have obtained 21 years of age.

# SUPPLEMENTARY INFORMATION

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

## Independent Auditors' Supplementary Report on Internal Control

To the Managing Members,
Trillium Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Trillium Trading, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

Princeton, New Jersey
February 16, 2009